OPPENHEIMER HOLDINGS INC. Annual Report 2023

Financial Highlights

In thousands except per share amounts and number of employees	2023	2022	2021	2020	2019
Gross revenue	$1,248,825	$1,110,941	$1,394,035	$1,198,667	$1,033,379
Income before income taxes	$46,770	$45,554	$224,641	$169,000	$74,912
Net income	$30,179	$32,351	$158,964	$122,986	$52,953
Basic earnings per share	$2.81	$2.77	$12.57	$9.73	$4.10
Total assets	$2,874,816	$2,714,392	$3,043,250	$2,713,903	$2,464,755
Shareholders' equity	$789,166*	$794,233*	$823,196*	$685,668	$592,722
Book value per share	$76.72	$72.41	$65.66	$54.93	$46.31
Total shares outstanding (Class A)	10,187	10,869	12,447	12,481	12,798
Number of employees	2,942	2,912	2,913	2,908	2,971
In billions					
Client Assets Under Administration	$118.2	$105.0	$122.1	$104.8	$91.0
Assets Under Management	$43.9	$36.8	$46.2	$38.8	$32.1

*Attributable to Oppenheimer Holdings Inc.

GROSS REVENUE ($MM)



23
22
21
20
19
$1,249
$1,111
$1,394
$1,199
$1,033

NET PROFIT ($MM)



23
22
21
20
19
$30
$32
$159
$123
$53

BASIC EARNINGS PER SHARE ($)



23
22
21
20
19
$2.81
$2.77
$12.57
$9.73
$4.10

SHAREHOLDERS' EQUITY ($MM)



23
22
21
20
19
$789
$794
$823
$686
$593

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Dear Fellow Shareholders 3 Better than expected…2023 was a year in which the economy and the equity markets performed much better than expected. We ended the year with an “Everything Rally,” all markets up, and key leading economic indicators positive. Not so for our financial performance, but more on that later. While the Federal Reserve continued raising short term rates this past year to a 22-year high of 5½%, inflation began to come under control, and by year-end was reduced from 9.1% in June of 2022 to 3.4% in December of 2023, seemingly well on the way to the Fed’s announced goal of 2%. At the same time, the unemployment rate ended the year at 3.7%, proving that the Fed can end the era of low rates and Quantitative Easing without causing a recession. We believe the Fed is within reach of its post-pandemic normalization process and will begin cutting rates by mid- year 2024, which should provide an acceptable cost of capital for both companies and individuals to successfully achieve their near-term financing goals. The impact of higher rates was felt throughout the economy, as consumers and home buyers made adjustments to their purchasing plans. We also witnessed the carnage created on bank balance sheets as the value of treasury bonds fell, causing multiple high profile regional banks to collapse, including Silicon Valley Bank, Signature Bank, and First Republic Bank. Separately, UBS bought Credit Suisse, further consolidating our industry. Equity markets, while volatile, ended the year with the S&P 500 up by 24.2%, led by the “Magnificent Seven” which were up by an astonishing 111% in 2023 and comprised a significant portion of the upward valuation in the index. AI (artificial intelligence) took on a life of its own, not only in the introduction of Chat GPT, but in its revaluation of leading companies in the market and its immediate impact on the economy as businesses rushed to adapt, legislators fought to adopt controls and everyone began using it to write poetry, songs and to research virtually everything. While the economy and markets in general proved to be stable throughout the year, events throughout the world and at home were anything but. We saw a continued war in the Ukraine, and a new and horrific level of violence in Gaza, after an unprovoked attack by Hamas on Israel. For even the most disinterested observer, it was a distressing period in our nation’s life with uncontrolled migration at our southern border, turmoil in our cities and major issues on our college campuses. In the United States, we continued to see a wave of change to our social norms, affecting the way we live, work and communicate. These changes are affecting governance of all forms, which ultimately affect business growth, regulation, and the investing environment. Predicted demographic trends are becoming a reality: in 2024, the United States will have approximately 11,200 people per day reaching the age of 65, which totals about 4.1 million individuals per year through 2027. At the same time, the pace of technological change is accelerating rapidly, impacting the way we operate and invest both today, and in the future. Closer to home, the capital markets remained closed for most of the year and for most issuers, providing little opportunity for an improvement in investment banking. On the other hand, this period has provided ample opportunity for us to meet and add a number of highly experienced bankers both on the corporate as well as the public finance business, as both domestic and foreign institutions reduced their footprint or left the business. The closing of several large regional banks in March, due to their misjudging the impact of a rising interest rate environment on their bond portfolios, as well as the ongoing issues in the commercial real estate market, provides reassurance that we are an investment firm and investment bank and should continue our focus on the business we know. I’m gratified that our strong fundamentals and spirit prevailed through a year of adversity. We worked through tremendous challenges, including continued costs associated with settlements of arbitrations arising from the activities of a long- departed financial advisor and the settlement with the SEC of charges related to Off-Channel Communications (texting). Despite these challenges, this past year confirmed that our diversified revenue streams, our control over our operating costs and our talented workforce provide the underpinnings of a strong and resilient business. During the past year, revenues totaled $1.2 billion, and net income was $30.2 million (or $2.81 basic earnings per share), compared with $1.1 billion and $32.4 million (or $2.77 basic earnings per share) in 2022. This represents an increase of 12.4% in our total revenue. The costs of the two issues discussed above were approximately $70 million pre-tax, and not to be considered normal operating costs of our business. Notably, our results were positively impacted due to record bank sweep deposit income and higher total interest income (of approximately $277.4 million in 2023 versus $165.3 million in 2022). In 2023, more than ever, our results depended on our business model and the endurance of our highly dedicated associates. On December 31, 2023, the Company had a total of 10,186,783 Class A shares outstanding with our book value rising to a record valuation of $76.72 per share as compared to $72.41 at the end of 2022. Under our repurchase authorization and Dutch Auction tender offer, we took advantage of the lower level of our share price and bought back 900,518 shares for $35 million, at an average price of $39.00 per share. In total, the Company returned total capital of nearly $42 million to shareholders through the combination of dividends and share repurchases. Our share repurchases over the period increased shareholder value as we purchased stock at a compelling value. We take pride in our mission, and as near-term headwinds recede and we continue to invest in our business, we are well positioned for future success. We understand the importance of delivering what clients need today, while investing our time and talents innovating for the future. We will make advancements in our technology platform to aid critical decision-making in controlling risks both those that arise from The Major Indices Ended 2023 S&P 500 INDEX 24.2% DJIA 13.7% NASDAQ 43.4% Capital Markets Asset Management Private Client Revenue by Business Segment ($M) 4

the markets and those that are embedded in the world around us. We will also continue to develop advanced analytic tools that increase our efficiency and productivity, while investing in cyber security to ensure system and client safety.

I believe Oppenheimer has the talent and vision to meet the many challenges ahead and the ability to provide our clients with the advice and solutions they will need to reach their goals in the future. Like others in our industry and in our country, we've been tested—by the pandemic, by inflation and by challenged capital markets. We've strived successfully to maintain our commitments to our clients and our communities.

In 2023, we invested in and redefined our brand, leveraging research and insights from our employees, advisors, clients, and prospects. Recognizing that our brand isn't just a name but a representation of our identity and mission, we aimed to clarify who we are and why it matters to our stakeholders. Our strategic focus moving forward revolves around harmonizing our values, talent, and solutions to stand out in the market. Our research uncovered that while Oppenheimer is well-known, there's room for clearer understanding of what we do. We are gratified by the strong scores received by our clients, but recognize our brand needs to modernize in order to reach the next generation. We developed our positioning line: "The Power of Oppenheimer Thinking." This phrase that encapsulates our commitment to empowering clients through exceptional investment insight and collaborative effort. We then launched our advertising campaign in early April in major media outlets and deployed new brand assets across all channels.

The post-pandemic work world has undergone significant change. We're investing in our people adapting to hybrid work expectations driven by digital technology and remote capabilities, yet realizing the many benefits that come from working together in the same space and time. Fueled by a new generation's mindset and demand for talent, we're embracing new methods of apprenticeship, collaboration, and idea generation. Our practices evolve to meet the shifting demands of our business, including reducing our real estate footprint at every opportunity as we adjust to the business realities of reduced attendance in a post-pandemic world.

Vision

To help build and protect our clients' financial future.

Mission

To apply original thinking that anticipates and captures innovative investment opportunities that improve our clients' outcomes.

Values

Entrepreneurial
Bold Thinking
Relentlessly Client Centric
Responsive
Family


proven
OPY TRADES ON THE NYSE


OCTOBER 16, 2023
OPY LISTED NYSE
OPPENHEIMER
OPY LISTED NYSE
NEW YORK STOCK EXCHANGE

Oppenheimer relaunched our brand with digital billboards in Times Square and rang the Opening Bell at the New York Stock Exchange on October 16, 2023.

Our three principal business units – Private Client, Asset Management, and Capital Markets continue to operate synergistically for the benefit of our clients, our firm, and ultimately, our shareholders.

Our Wealth Management clients, particularly baby boomers, where there is the greatest accumulation of wealth, are focused on preserving and increasing wealth and maintaining their standard of living. Clients were rewarded both with high interest on their fixed income investments and with increasing values in their equity portfolios this past year. In large measure,

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clients are positioned well to participate in the next wave of economic growth for the U.S. Our advisors provide advice to plan, invest, and transition wealth to achieve clients’ goals and aspirations. Our Wealth Management results were solid with significant increases in our interest sensitive revenues. While our advisory and commission revenues decreased slightly, the effects of favorable short-term rates enabled our bank sweep deposit income to set a record and our interest revenue was materially higher. Our Company is focused on helping advisors succeed at every stage of their careers and is carrying forward the traditions of today’s advisors who, time and again, steadfastly support their clients’ goals and harness the Company’s resources to see that their clients’ investment portfolios can stand the rigors of a challenging market. At the same time, we work tirelessly to attract new talent: both experienced advisors, as well as to train new advisors to build our ranks. Today’s investors place a premium on financial advice from a trusted advisor. Our advisors work closely with clients to clearly define their financial goals and then deliver what matters most, sharing our thought leadership and insights. Our Capital Markets businesses continued to be negatively impacted by the lack of activity and opportunity in the closed markets, as companies, particularly high growth companies, waited on the sidelines in anticipation of more favorable market conditions. Investment Banking revenues continue to be adversely affected by reduced corporate transactions and a stagnant IPO environment. Despite these conditions, we invested opportunistically in businesses and human capital as we believe an inflection point is close, as companies will raise needed capital to support their ongoing growth and operations. The Company remains committed to and actively engaged in the high-priority work of succession planning. As I write this letter, we have implemented a path to succession for key positions so as to be able to continue to operate at high levels of productivity across the Company. We stand on over 140 years of experience in investing in and financing America, and yet we still have the energy and opportunity of a newly formed company. One thing you can count on: We will continue to do what is needed in the ongoing pursuit of better ways to provide value to our clients. Delivering on Oppenheimer’s significant growth potential will require leadership that has a deep understanding of the Company’s current strengths, assets and industry expertise. We have that in Robert Lowenthal, my son and the team he has surrounded himself with to guide the Company into the future. The Oppenheimer management team is comprised of engaged and capable leaders, whose skillsets are aligned with the needs of our business including managing client portfolios, servicing institutions, and in providing investment banking services to issuers to meet their financing needs in a changing, yet growing economy. As a concluding reflection, I have been your Company’s CEO for 39 years now. In that period, the price of Oppenheimer’s stock has increased from $1.10 to over $41 as of the end of 2023, a 37x increase, outperforming the S&P indices by a considerable margin and yet our shares still sell at a considerable discount to their underlying book value. At the beginning of 2022 our total outstanding shares were 12.5 million. As we begin 2024, that has been reduced to 10.3 million, an over 17% decrease. Dividends have been paid regularly, and when our results have supported it, we have paid a special dividend to reward shareholders at a compelling tax advantage. We have taken these actions while continuing to invest in the growth and strength of our business. Not surprisingly, annual revenues over these many years have risen from $5 million to $1.2 billion. Our shareholders equity has risen from $5 million to almost $800 million as of December 31, 2023 and book value from $1/share to over $76/share as of December 31, 2023. We are dedicated in our commitment to drive value for our shareholders. We remain steadfastly invested in Oppenheimer’s long- term success and are committed to strong oversight for the Company and its shareholders, as well as Board refreshment and aligning Board skills and experiences with our strategic priorities. To that end, the Board recently named two new directors – Stacy Kanter and Suzanne Spaulding, who will bring diversity, fresh perspectives and expertise that complements the talents and experience of the Oppenheimer Board as we continue to focus on delivering for shareholders and our clients. My thanks to our dedicated team and thanks to you, our shareholders, for your ongoing support of Oppenheimer as we continue to build our brand and our Company for the future. Thank you for your belief in our ability to deliver value to you, and thank you for your trust. Sincerely, Albert G. Lowenthal Chairman & CEO 6

2023 in Review INVESTMENT BANKING Investment Banking − Global Investment Banking street fees and volumes dropped to a decade low, impacting capital markets and advisory results − Overall revenues represent a balanced mix of advisory and capital markets activity − Strong convertible issuance momentum for the firm, with issuances up nearly 25% year-over-year driven by significant book-run activity − Expanded banker headcount by more than 30% over the last three years with significant additions in our chosen verticals − Anticipate a strong pipeline heading into 2024 encouraged by the level of client dialogue Public Finance − $28 billion in total capital raised over more than 700 municipal transactions − New leadership as well as strategic hires to expand footprint nationally − #3 Municipal Note Underwriter (No. of issues) − #5 Municipal Bond and Note Underwriter (No. of issues) − #9 Texas School District Senior Managing Underwriter (No. of issues) − Leading Placement Agent in California WEALTH MANAGEMENT Private Client − $801.8 million in revenue, a 18.7% increase − $194.4 million in pre-tax revenue, a 36.7% increase − $118.2 billion of assets under administration (AUA), a 13% increase − $172.8 million in bank deposit sweep income, a full-year record − Relocated multiple branch offices to new updated locations − Advisory fee revenue represented 69% of total commission and advisory fee revenue for the Private Client Division Asset Management − $43.9 billion in assets under management − $415 million in advisory fee revenue generated for the firm − 89,000 client accounts − Year-over-year, managed account programs displayed double digit growth − Successfully introduced multiple Managed Account Programs CAPITAL MARKETS Equities − A strategic client engagement initiative positively impacted the Agency business line and with a strong 4Q23 finish, total Equities revenue of $128 million − External headwinds continued to prevail throughout 2023, most notably a significant decline in over-all market volume (-7%) and sharply lower volatility (-34%) − Options business off from record of prior year due to reduced market volatility in 2023 − Reduced capital raising by corporations led to fewer new issues in the market in 2023 and coincided with reduced secondary trading of convertible securities year-over-year − Agency business line showed a strengthened High Touch (HT) Trading competitive position among the top tier of U.S. institutional payers and strong growth with dedicated Health Care Investors confirming our emphasis on direct client engagement Fixed Income − Fixed Income Division showed positive revenue growth − Careful oversight of trading exposure was rewarded with limited losses in a yearlong downward trending market − Absence of primary issuance in Emerging Markets and Public Finance forced greater focus on secondary sales and trading, with positive effect − Strategic personnel management and recruiting positions us extremely well; including the addition of a full-scale Distressed Debt Team with twelve members, complementing our existing High Yield effort − Inverted yield curve continues to constrain business with depositories 7

Arizona 14624 North Scottsdale Road Scottsdale AZ 85254 480-596-1211 10195 North Oracle Road Oro Valley, AZ 85704 520-529-2553 California 2121 Palomar Airport Road Carlsbad CA 92011 760-476-3800 10880 Wilshire Boulevard Los Angeles CA 90024 310-446-7100 620 Newport Center Drive Newport Beach CA 92660 949-219-1000 580 California Street San Francisco CA 94104 415-438-3000 Colorado 3200 Cherry Creek S Drive Denver CO 80209 303-698-5300 Connecticut 1781 Highland Drive Cheshire CT 06410 203-272-9400 100 Mill Plain Road Danbury CT 06811 203-791-4600 29 West Street Litchfield CT 06759 860-567-8301 466 Heritage Road Southbury CT 06488 203-264-6511 263 Tresser Boulevard Stamford CT 06901 203-328-1160 District of Columbia 1801 K Street NW Washington DC 20006 202-296-3030 Florida 999 Yamato Road Boca Raton FL 33431 561-416-8600 110 E Atlantic Avenue Delray Beach FL 33432 561-894-7200 100 SE 3rd Avenue Fort Lauderdale FL 33394 954-356-8200 6700 Daniels Parkway Fort Myers FL 33912 239-561-2330 2811 Ponce de Leon Boulevard Coral Gables FL 33134 305-860-2600 11780 US Highway One North Palm Beach FL 33408 561-383-3900 1800 2nd Street Sarasota FL 34236 941-363-2800 4221 W Boy Scout Boulevard Tampa FL 33607 813-357-2800 Georgia 3438 Peachtree Road NE Atlanta GA 30326 404-262-5300 Illinois 227 E Center Drive Alton IL 62002 618-462-1968 500 W Madison Street Chicago IL 60661 312-360-5500 Kansas 10601 Mission Road Leawood KS 66206 913-383-5100 534 Kansas Avenue Topeka KS 66603 785-235-9281 1223 N Rock Road Wichita KS 67206 316-636-8925 Massachusetts 255 State Street Boston MA 02109 617-428-5500 Michigan 385 S Eton Street Birmingham MI 48009 248-593-3700 1400 Abbott Road East Lansing MI 48823 517-333-7775 130 Mayer Road Frankenmuth MI 48734 989-652-3251 9475 Holly Road Grand Blanc MI 48439 810-694-2980 63 Kercheval Avenue Grosse Pointe Farms MI 48236 313-886-1200 555 W Crosstown Parkway Kalamazoo MI 49008 269-381-4800 1007 W Ann Arbor Trail Plymouth MI 48170 734-454-3751 810 Michigan Street Port Huron MI 48060 810-987-1500 12900 Hall Road Sterling Heights MI 48313 586-726-5000 3106 Biddle Avenue Wyandotte MI 48192 734-284-9630 Minnesota 100 South Fifth Street Minneapolis MN 55402 612-337-2700 Missouri 16401 Swingley Ridge Road Chesterfield MO 63017 636-733-1000 4039 S Freemont Avenue Springfield MO 65804 816-932-7000 1 N Brentwood Boulevard St Louis MO 63105 314-746-2500 New Hampshire One Harbour Place Portsmouth NH 03801 603-436-7626 New Jersey 375 Raritan Center Parkway Edison NJ 08837 732-934-3113 200 Park Avenue Florham Park NJ 07932 973-245-4600 222 Haddon Avenue Haddon Township NJ 08108 856-858-1043 302 Carnegie Center Princeton NJ 08540 609-734-0400 3 Harding Road Red Bank NJ 07701 732-224-9000 250 Pehle Avenue Saddle Brook NJ 07663 201-845-2300 382 Springfield Avenue Summit NJ 07901 908-273-2100 U.S. Branch Offices 8

New York 300 Westgate Business Center Drive Fishkill NY 12524 845-897-8100 888 Veterans Memorial Highway Hauppauge NY 11788 631-382-2500 2 Jericho Plaza Jericho NY 11753 516-733-1300 401 Broadhollow Road Melville NY 11747 516-391-4800 666 Third Avenue New York NY 10017 212-907-4000 777 Third Avenue New York NY 10017 212-753-9110 11A Sunset Avenue Westhampton Beach NY 11978 631-288-7122 360 Hamilton Avenue White Plains NY 10601 914-421-4100 North Carolina 10 Brook Street Asheville NC 28803 828-251-7884 800 Green Valley Road Greensboro NC 27408 336-574-7500 380 Knollwood Street Winston-Salem NC 27103 336-721-7040 Ohio 25550 Chagrin Road Beachwood OH 44122 216-765-5900 5905 E Galbraith Road Cincinnati OH 45236 513-723-9200 1501 Stonecreek Drive Pickerington OH 43147 614-322-3600 Oregon 5000 Meadows Road Lake Oswego OR 97035 503-495-7417 Pennsylvania 1525 Valley Center Parkway Bethlehem PA 18017 610-867-8631 136 W Main Street Bloomsburg PA 17815 570-784-4210 14 E Court Street Doylestown PA 18901 215-348-8104 165 Township Line Road Jenkintown PA 19046 215-576-3048 2790 Mosside Boulevard Monroeville PA 15146 412-858-7300 1818 Market Street Philadelphia PA 19103 215-656-2800 101 S Centre Street Pottsville PA 17901 570-622-4844 201 King of Prussia Road Radnor PA 19087 610-225-8960 Puerto Rico 1358 Calle Wilson San Juan PR 00907 212-667-8526 Rhode Island 1 Financial Plaza Providence RI 02903 401-331-1932 Tennessee 1600 West End Avenue Nashville TN 37203 615-340-3040 Texas 901 S Mopac Expressway Austin TX 78746 512-314-2600 13455 Noel Road Dallas TX 75240 972-450-3800 201 Main Street Fort Worth TX 76102 817-333-3900 711 Louisiana Street Houston TX 77002 713-650-2000 322 W Main Street Kenedy TX 78119 830-583-0411 2445 Technology Forest Boulevard The Woodlands TX 77381 281-363-7500 Virginia 9020 Stony Point Parkway Richmond VA 23235 804-663-1414 8100 Boone Boulevard Vienna VA 22182 703-506-7400 205 Town Center Drive Virginia Beach VA 23462 757-493-5360 Washington 500 108th Avenue NE Bellevue WA 98004 425-709-0400 701 Pike Street Seattle WA 98101 206-757-3400 International Offices United Kingdom Oppenheimer Europe Ltd. 125 Wood Street London EC2V 7AN United Kingdom +44 (0)20 7220 1900 Switzerland Oppenheimer Europe Ltd. 3 Rue du Mont-Blanc 1201 Geneva Switzerland +41 (0)22 906 9090 Jersey Oppenheimer Europe Ltd. 43 Hilgrove Street St Helier, Jersey JE2 4SL Channel Islands +44 (0)1534 603100 Israel Oppenheimer Israel Ltd. Top Tower, 50 Dizengoff Street Tel Aviv 6433222 Israel +972 3 5262626 Hong Kong Oppenheimer Investments Asia Ltd. Unit 1002, 10/F Henley Building 5 Queen’s Road Central Hong Kong +852 3658 7301 9

As filed with the U.S. Securities and Exchange Commission on February 28, 2022 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 10-K (Mark One) x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021 OR o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number 1-12043 OPPENHEIMER HOLDINGS INC. (Exact name of registrant as specified in its charter) Delaware 98-0080034 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 85 Broad Street, New York, NY 10004 (Address of principal executive offices) (Zip Code) Registrant's Telephone number, including area code: (212) 668-8000 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Class A non-voting common stock OPY The New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: Not Applicable (Title of class) Table of Contents Firm Financial Information Financial information, including our nnual Report on Form 10-K for the year ended December 31, 2023 is available at www.oppenheimer.com/about-us/investor-relations. To request a paper or email copy of our Annual Report on Form 10-K, without exhibits, at no charge, call (800) 221-5588, write to Oppenheimer Holdings Inc., Attention: Secretary, 85 Broad Street, 22nd Floor, New York, NY 10004, or email info@opco. com. Exhibits will be provided upon request and payment of a reasonable fee. 10

Principal Offices Oppenheimer Holdings Inc. 85 Broad Street New York, NY 10004 212-668-8000 Oppenheimer & Co. Inc. 85 Broad Street New York, NY 10004 212-668-8000 Oppenheimer Asset Management Inc. 85 Broad Street New York, NY 10004 212-668-8000 Oppenheimer Trust Company of Delaware 3411 Silverside Road Wilmington DE 19810 302-529-2000 OPY Credit Corp. 85 Broad Street New York, NY 10004 212-668-8000 Freedom Investments, Inc. 375 Raritan Center Parkway Edison, NJ 08837 732-934-3000 Bondwave LLC 85 Broad Street New York, NY 10004 630-517-7000 Independent Registered Public Accounting Firm Deloitte & Touche LLP Registrar and Transfer Agent Computershare Investor Services PO Box 505000 Louisville, KY 40233 800-522-6645 Evan Behrens Independent Director Board Committee(s): • Audit • Compliance • Nominating and Corporate Governance Timothy M. Dwyer Independent Director Board Committee(s): • Audit • Compensation** • Compliance William J. Ehrhardt* Independent Director Board Committee(s): • Audit** • Compensation • Compliance Paul M. Friedman Lead Independent Director Board Committee(s): • Compensation • Compliance** • Nominating and Corporate Governance Teresa A. Glasser Independent Director Board Committee(s): • Audit • Compliance Stacy J. Kanter Independent Director Board Committee(s): • Compensation • Compliance • Nominating and Corporate Governance** Albert G. Lowenthal Inside Director Chairman of the Board Chief Executive Officer Robert S. Lowenthal Inside Director President Head of Investment Banking A. Winn Oughtred* Independent Director Board Committee(s): • Compensation • Compliance • Nominating and Corporate Governance** R. Lawrence Roth Independent Director Board Committee(s): • Compensation • Compliance • Nominating and Corporate Governance Suzanne Spaulding Independent Director Albert G. Lowenthal Chairman of the Board Chief Executive Officer Robert S. Lowenthal President Head of Investment Banking Dennis P. McNamara, Esq. Executive Vice President Secretary Brad Watkins Executive Vice President Chief Financial Officer Officers Board of Directors * Directors William J. Ehrhardt and A. Winn Oughtred will not stand for re-election as directors at the Annual Meeting of Shareholders and will retire from the Board effective May 6, 2024. ** Committee Chair 11

Oppenheimer Holdings Inc. 85 Broad Street New York, NY 10004 www.oppenheimer.com